Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 11 - 2011

May 5, 2011
FOR IMMEDIATE RELEASE

AURIZON MINES LTD.  ANNOUNCES FIRST QUARTER 2011
CONFERENCE CALL & WEBCAST

Aurizon Mines Ltd. (TSX: ARZ, NYSE Amex: AZK) plans to announce its 2011 First Quarter financial results before market open on Thursday, May 12, 2011.

In addition, Aurizon management will host a conference call and live webcast for analysts and investors on Thursday, May 12, 2011 at 8:00 a.m. Pacific Daylight Time (11:00 a.m. Eastern Daylight Time) to review the results.

Conference Call Numbers:

Canada & USA Toll Free Dial In: 1-800-319-4610 or Outside Canada & USA Call: 1-604-638-5340.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser: http://services.choruscall.com/links/aurizon110512.html.

Those who wish to listen to a recording of the conference call at a later time may do so by calling: Canada & USA Toll Free: 1-800-319-6413 or outside Canada & USA: 1-604-638-9010, (Code: 1001#).  A replay of the call will be available until Thursday, May 19, 2011.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.	or
David P. Hall, President & CEO	Renmark Financial Communications Inc.
Ian S. Walton, Executive Vice President & CFO	1050 – 3400 De Maisonneuve Blvd West
Suite 1120, Cathedral Place, 925 W. Georgia Street Vancouver, BC V6C 3L2	Montreal, QC H3Z 3B8 Barry Mire: bmire@renmarkfinancial.com
Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Fax: 604-687-3932 Investor Relations: Jennifer.north@aurizon.com Email: info@aurizon.com Website: www.aurizon.com	Maurice Dagenais: mdagenais@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com Tel: (514) 939-3989 Fax: (514) 939-3717